SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

Tortoise Energy Independence Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89148K200

(CUSIP Number)

Aristides Capital LLC

25 S. Huron St., Suite 2A

Toledo, Ohio 43604

Attention: Christopher M. Brown

Telephone: (419) 708-9773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	304,131
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	304,131
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

304,131

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

16.5%

14.	Type of Reporting Person (See Instructions)

OO

_________________

*	Ownership information above is as of the end of business on October 29, 2020, the filing date of this Schedule 13D.
Page 2 of 12 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Christopher M. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	304,131
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	304,131
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

304,131

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

16.5%

14.	Type of Reporting Person (See Instructions)

IN

_________________

*	Ownership information above is as of the end of business on October 29, 2020, the filing date of this Schedule 13D.
Page 3 of 12 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	184,000
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	184,000
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

184,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

10.0%

14.	Type of Reporting Person (See Instructions)

PN

_________________

*	Ownership information above is as of the end of business on October 29, 2020, the filing date of this Schedule 13D.

Page 4 of 12 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Fund QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	120,131
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	120,131
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,131

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

6.5%

14.	Type of Reporting Person (See Instructions)

PN

_________________

*	Ownership information above is as of the end of business on October 29, 2020, the filing date of this Schedule 13D.

Page 5 of 12 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates is the Common Stock (the “Common Stock”) of Tortoise Energy Independence Fund, Inc. (the “Issuer”), with its principal executive offices located at 5100 W. 115th Place, Leawood, KS 66211.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Christopher M. Brown, a United States citizen (“Mr. Brown”); (2) Aristides Capital LLC, a Delaware limited liability company (the “General Partner”); (3) Aristides Fund LP, a Delaware limited partnership (the “3c1 Fund”); and (4) Aristides Fund QP, LP, a Delaware limited partnership (the “3c7 Fund”, and together with the 3c1 Fund, the “Funds”). The Funds are private investment vehicles. The Funds directly beneficially own the Common Stock reported in this Statement. The General Partner is the general partner of the Funds. Mr. Brown is the managing member of the General Partner. Mr. Brown and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

The principal business of each Fund is that of a private investment vehicle engaged in investing and trading in securities and financial instruments for its own account. The principal business of the General Partner is providing investment management services to, and being the general partner of, each of the Funds. Mr. Brown’s principal occupation is serving as the managing member of the General Partner. The principal business address of the Reporting Persons is 25 S. Huron St., Suite 2A, Toledo, Ohio 43604.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
3c1 Fund	Working Capital	$2,006,471.75
3c7 Fund	Working Capital	$1,291,233.99

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Page 6 of 12 pages

ITEM 4.	Purpose of Transaction.

The Funds acquired the shares of Common Stock owned by them in the belief that such securities were an attractive investment.

The Reporting Persons may have discussions with the Issuer’s management and members of the board of directors of the Issuer, and other stockholders of the Issuer, regarding the Issuer’s business, strategies and operations.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons are concerned by the recent amendments to the Issuer’s bylaws, and particularly the new requirement that any nominee or proposal be put forth only by a stockholder who has owned at least one percent of the outstanding shares for a minimum period of at least three years.  The Reporting Persons believe it is unclear how this provision “protects” shareholders.  Further, the Reporting Persons believe that this improperly interferes with fundamental stockholder voting rights, that the provision has the potential to entrench the Issuer’s management and board of directors, and thus that this provision may be legally invalid.  Especially in light of the fact that the Issuer is not currently meeting its stated investment objective “to provide shareholders a high level of total return, with an emphasis on current distributions,” we do not believe that the Issuer should be acting to limit the voting rights of its shareholders.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on October 29, 2020, which is the Event Date and filing date of this Schedule 13D, the Reporting Persons beneficially own:

(i)	The 3c1 Fund directly owns 184,000 shares of Common Stock, representing 10.0% of all of the outstanding shares of Common Stock.

(ii)	The 3c7 Fund directly owns 120,131 shares of Common Stock, representing 6.5% of all of the outstanding shares of Common Stock.

(iii)	The General Partner, as the general partner of the Funds, may be deemed to beneficially own the 304,131 shares of Common Stock held by the Funds, representing 16.5% of all of the outstanding shares of Common Stock.

(iv)	Mr. Brown, as the managing member of the General Partner, may be deemed to beneficially own the 304,131 shares of Common Stock held by the Funds, representing 16.5% of all of the outstanding shares of Common Stock.

Page 7 of 12 pages

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The percentage ownership of each Reporting Person is based on 1,846,000 shares of Common Stock outstanding as of May 31, 2020 as reported by the Issuer in its Form N-CSR filed with the SEC on August 7, 2020.

(b)       The 3c1 Fund has, and each of the General Partner and Mr. Brown may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 184,000 shares of Common Stock reported herein. The 3c7 Fund has, and each of the General Partner and Mr. Brown may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 120,131 shares of Common Stock reported herein.

(c)       Other than as set forth in the table below, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

Reporting Person	Transaction Type	Transaction Date	# Shares	Price Per Share*
Aristides Fund LP	Open Market Buy	9/9/2020	2,125	$10.87
Aristides Fund LP	Open Market Buy	9/10/2020	470	$10.52
Aristides Fund LP	Open Market Buy	9/21/2020	1,579	$10.43
Aristides Fund LP	Open Market Buy	9/24/2020	6,143	$9.92
Aristides Fund LP	Open Market Buy	9/25/2020	12,918	$10.08
Aristides Fund LP	Open Market Buy	9/28/2020	6,467	$10.33
Aristides Fund LP	Open Market Buy	9/29/2020	1,842	$10.12
Aristides Fund LP	Open Market Buy	9/30/2020	2,548	$9.94
Aristides Fund LP	Open Market Buy	10/1/2020	2,624	$9.72
Aristides Fund LP	Open Market Buy	10/5/2020	7,890	$9.86
Aristides Fund LP	Open Market Buy	10/6/2020	9,478	$10.25
Aristides Fund LP	Open Market Buy	10/7/2020	840	$10.18
Aristides Fund LP	Open Market Buy	10/8/2020	3,521	$10.62
Aristides Fund LP	Open Market Buy	10/9/2020	747	$10.64
Aristides Fund LP	Open Market Buy	10/12/2020	3,911	$10.72
Aristides Fund LP	Open Market Buy	10/13/2020	2,641	$10.64
Aristides Fund LP	Open Market Buy	10/14/2020	390	$10.83
Aristides Fund LP	Open Market Buy	10/15/2020	65	$10.92
Aristides Fund LP	Open Market Buy	10/16/2020	3,772	$10.78
Aristides Fund LP	Open Market Buy	10/19/2020	588	$10.82
Aristides Fund LP	Open Market Buy	10/21/2020	2,964	$10.38
Aristides Fund LP	Open Market Buy	10/22/2020	4,528	$10.63
Aristides Fund LP	Open Market Buy	10/23/2020	9,689	$10.75
Aristides Fund LP	Open Market Buy	10/26/2020	10,579	$10.40
Aristides Fund LP	Open Market Buy	10/27/2020	395	$10.31
Aristides Fund LP	Open Market Buy	10/28/2020	1,876	$9.96
Aristides Fund QP, LP	Open Market Buy	9/9/2020	1,145	$10.87
Aristides Fund QP, LP	Open Market Buy	9/10/2020	252	$10.52
Aristides Fund QP, LP	Open Market Buy	9/21/2020	851	$10.43

Page 8 of 12 pages

Aristides Fund QP, LP	Open Market Buy	9/24/2020	3,308	$9.92
Aristides Fund QP, LP	Open Market Buy	9/25/2020	6,955	$10.08
Aristides Fund QP, LP	Open Market Buy	9/28/2020	3,483	$10.33
Aristides Fund QP, LP	Open Market Buy	9/29/2020	992	$10.12
Aristides Fund QP, LP	Open Market Buy	9/30/2020	1,371	$9.94
Aristides Fund QP, LP	Open Market Buy	10/1/2020	1,413	$9.72
Aristides Fund QP, LP	Open Market Buy	10/5/2020	4,249	$9.86
Aristides Fund QP, LP	Open Market Buy	10/6/2020	5,103	$10.25
Aristides Fund QP, LP	Open Market Buy	10/7/2020	453	$10.18
Aristides Fund QP, LP	Open Market Buy	10/8/2020	1,895	$10.62
Aristides Fund QP, LP	Open Market Buy	10/9/2020	402	$10.64
Aristides Fund QP, LP	Open Market Buy	10/12/2020	2,106	$10.72
Aristides Fund QP, LP	Open Market Buy	10/13/2020	1,423	$10.64
Aristides Fund QP, LP	Open Market Buy	10/14/2020	210	$10.83
Aristides Fund QP, LP	Open Market Buy	10/15/2020	35	$10.92
Aristides Fund QP, LP	Open Market Buy	10/16/2020	2,030	$10.78
Aristides Fund QP, LP	Open Market Buy	10/19/2020	317	$10.82
Aristides Fund QP, LP	Open Market Buy	10/21/2020	1,597	$10.38
Aristides Fund QP, LP	Open Market Buy	10/22/2020	2,438	$10.63
Aristides Fund QP, LP	Open Market Buy	10/23/2020	5,217	$10.75
Aristides Fund QP, LP	Open Market Buy	10/26/2020	5,696	$10.40
Aristides Fund QP, LP	Open Market Buy	10/27/2020	212	$10.31
Aristides Fund QP, LP	Open Market Buy	10/28/2020	3,410	$9.96
Aristides Fund QP, LP	Open Market Buy	10/29/2020	18,655	$9.99

* Weighted average prices excluding commissions.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 29, 2020

Christopher M. Brown

Aristides Capital LLC

Aristides Fund LP

Aristides Fund QP, LP

By: /s/ Christopher M. Brown

Christopher M. Brown, for himself

and as the Managing Member of the

General Partner (for itself and on

behalf of each of the Funds)

Page 10 of 12 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Page 11 of 12 pages